UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO’s Strong U.S. Results Eliminate Tax Valuation Allowance Increasing Earnings Expectations for the Year	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: October 18, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

EXHIBIT I

                                                                                                                                                                     News Release

For Immediate Release

IPSCO’S STRONG U.S. RESULTS ELIMINATE TAX VALUATION ALLOWANCE  INCREASING EARNINGS EXPECTATIONS FOR THE YEAR

[Lisle, Illinois] [ October 18, 2004] --

IPSCO Inc. (NYSE/TSX:IPS) announced today that due to continued strong operating earnings it expects to eliminate the valuation allowance related to net operating losses in the United States. The elimination of the allowance will occur in the third quarter of 2004 with the earnings impact being recognized in the third and fourth quarters. This will result in an effective annual income tax rate reduction of more than 5 percentage points from the 38% rate utilized in the first half of the year, adding a one-time contribution to 2004 annual earnings of approximately $0.60 per diluted share. This increase in earnings was not included in the September 20, 2004 guidance provided by the Company.

The valuation allowance was originally recorded in accordance with Canadian and U.S. Generally Accepted Accounting Principles. IPSCO has grown substantially in the United States since the start of the 1990’s in particular with two new steel mills starting operation in 1997 and 2001 bringing new steel capacity to weak steel markets.   Construction difficulties at Montpelier contributed to start-up production problems and delayed market entry which significantly contributed to the United States operating losses. Those losses, combined with the lack of earnings history in the United States, required IPSCO to recognize a valuation allowance against deferred tax benefits which were recognized on the United States net operating losses. Now that IPSCO has achieved strong earnings performance in the United States, the allowance is no longer necessary as the net operating loss carryforwards are being utilized.

“This marks a turning point in IPSCO’s history where the lingering challenges of new construction and the introduction of new capacity to a new market are behind us.  IPSCO in a short period of time has become the largest plate manufacturer in North America with a cost structure that is globally competitive,” said David Sutherland, IPSCO’s President and Chief Executive Officer.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

Exhibit I

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

Vicki Avril

Senior Vice President and Chief Financial Officer

IPSCO

Tel. (6 30 ) 810-4769

Release #04-3 6

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